UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Fang Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

September 4, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share.  No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 836034108	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,485,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,485,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 836034108	SCHEDULE 13D	Page 12 of 16

Item 1.    Security and Issuer.
This Amendment No. 5 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on July 18, 2016, as amended by Amendment No. 1 on July 21, 2016, by Amendment No. 2 on August 18, 2016, by Amendment No. 3 on November 14, 2016, and by Amendment No. 4 on August 15, 2019, and relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) of Fang Holdings Limited (formerly known as, Soufun Holdings Limited), (the “Company”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street; Fengtai District, Beijing 100070; The People’s Republic of China.
The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.” The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.
Item 2.    Identity and Background.
No material change.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended as follows:
Between August 16, 2019 and September 4, 2019, GASF purchased an aggregate of 754,832 ADSs representing 754,832 Class A Ordinary Shares in open market purchases. GASF obtained the funds to purchase the ADSs from contributions from the GA Funds.
Item 4.    Purpose of Transaction.
No material change.
Item 5.    Interest in Securities of the Issuer.
Item 5 is hereby amended and replaced with the following:
(a) The percentages used herein are calculated based upon 65,062,992 Class A Ordinary Shares issued and outstanding as of June 30, 2019, as reported in the Company’s Announcement of Second Quarter 2019 Results, filed as an exhibit to Form 6-K with the U.S. Securities and Exchange Commission on September 3, 2019.
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 9,485,142 ADSs representing 9,485,142 underlying Class A Ordinary Shares, or approximately 14.6% of the Company’s issued and outstanding Class A Ordinary Shares.

CUSIP No. 836034108	SCHEDULE 13D	Page 13 of 16

By virtue of the fact that (i) GAS Interholdco owns a majority of GASF’s voting shares, (ii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iii) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III, (iv) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (v) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GASF. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 9,485,142 ADSs, representing 9,485,142 Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons  within 60 days, or approximately 14.6% of the Company’s issued and outstanding Class A Ordinary Shares.
(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 9,485,142 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.
 (c) Except as previously reported or as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.
Between August 16, 2019 and September 4, 2019, GASF acquired the following ADSs set forth in the table below:
Date	ADSs Purchased	Underlying Class A Ordinary Shares	Price Per ADS
August 16, 2019	120,000	120,000	$1.7800
August 19, 2019	36,332	36,332	$1.9984
September 4, 2019	598,500	598,500	$1.7600

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
(e) Not applicable.

CUSIP No. 836034108	SCHEDULE 13D	Page 14 of 16

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

CUSIP No. 836034108	SCHEDULE 13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2019

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 836034108	SCHEDULE 13D	Page 16 of 16

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC., its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director